Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866


VIA EDGAR


August 16, 2000

Securities and Exchange Commission Division of Investment Management Office of Insurance Products 450 Fifth Street, N.W.
Washington, DC 20549

Attention:    Ms. Lorna MacLeod
              Branch Chief

          RE:  Application to Withdraw Registration Statement
               Pursuant to Rule 477
               Security Mutual Variable Annuity Account One
               File No. 333-38107
               -------------------------------------------

Dear Ms. MacLeod:

This request is made on behalf of Security Mutual Life Insurance Company (the "Company"). The Company registered a variable annuity contract issued through its separate account (Security Mutual Variable Annuity Account One, File No. 811-08445) on Form N-4 - File No. 333-38107. The Company never offered the contract for sale and therefore there are no contract owners. The Company wishes to withdraw the registration statement on Form N-4. The Form N-4 registration was never declared effective by the Commission.

The Company hereby applies to deregister the Form N-4 Registration Statement (File No. 333-38107) pursuant to Rule 477 under the Securities Act of 1933.

The Company is filing concurrently with this filing a Form N-8F to deregister the separate account, File No. 811-08445.

Please contact the undersigned with any questions or comments concerning the above.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.

By: /s/ LYNN KORMAN STONE
-------------------------
Lynn Korman Stone